Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports, each dated March 15, 2018, with respect to the consolidated financial statements of Fortuna Silver Mines Inc. as at December 31, 2017 and for the year then ended and the effectiveness of internal control over financial reporting as of December 31, 2017, included in this annual report on Form 40-F.

/s/ KPMG LLP

Chartered Professional Accountants
April 2, 2018
Vancouver, Canada